Exhibit 99.1

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(unaudited)

($ millions)	Note	September 30 2015	December 31 2014
Assets
Current assets
Cash and cash equivalents	12	44	53
Trade receivables and other	12	482	441
Derivative financial instruments	12	11	52
Inventory		105	137
		642	683
Non-current assets
Property, plant and equipment	4	8,835	7,560
Intangible assets and goodwill		2,835	2,841
Investments in equity accounted investees		148	153
Deferred tax assets		26	19
Other assets	12	11	6
		11,855	10,579
Total Assets		12,497	11,262

Liabilities and Equity Current liabilities
Trade payables and accrued liabilities	12	550	550
Convertible debentures	6, 12	144
Taxes payable	12		58
Dividends payable	12	53	49
Loans and borrowings	5, 12	5	4
Derivative financial instruments	12	18	44
		770	705
Non-current liabilities
Loans and borrowings	5, 12	3,355	2,466
Convertible debentures	6, 12	143	391
Derivative financial instruments	12	25	73
Employee benefits, share-based payments and other		34	44
Deferred revenue		51	44
Decommissioning provision	7	433	410
Deferred tax liabilities	8	920	793
		4,961	4,221
Total Liabilities		5,731	4,926
Equity
Equity attributable to shareholders of the Company
Common share capital	9	7,290	6,876
Preferred share capital	9	1,100	880
Deficit		(1,619)	(1,400)
Accumulated other comprehensive income		(5)	(20)
Total Equity		6,766	6,336
Total Liabilities and Equity		12,497	11,262

See accompanying notes to the condensed consolidated interim financial statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(unaudited)

		3 Months Ended September 30		9 Months Ended September 30
($ millions, except per share amounts)	Note	2015	2014	2015	2014
Revenue		1,026	1,445	3,393	4,810
Cost of sales		830	1,236	2,785	4,083
Gain on commodity-related derivative financial instruments		(5)	(7)	(21)	(5)
Gross profit		201	216	629	732

General and administrative		29	56	115	128
Other expense		17	14	14	16
		46	70	129	144
Results from operating activities		155	146	500	588
Net finance costs	10	10	30	49	139
Earnings before income tax and equity accounted investees		145	116	451	449
Share of loss of investment in equity accounted investees, net of tax		2	20	7	22

Current tax expense		15	26	60	75
Deferred tax expense (recovery)	8	15	(5)	108	53
Income tax expense		30	21	168	128

Earnings attributable to shareholders		113	75	276	299
Other comprehensive income
Exchange differences on translation of foreign operations that will not be reclassified into earnings, net of tax		8		15
Total comprehensive income attributable to shareholders		121	75	291	299

Earnings per common share (dollars)		0.29	0.20	0.70	0.85

Weighted average number of common shares (millions)
Basic		345	327	342	323
Diluted		345	329	343	325

See accompanying notes to the condensed consolidated interim financial statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(unaudited)

		Attributable to Shareholders of the Company
($ millions)	Note	Common Shares	Preferred Shares	Deficit	Accumulated Other Comprehensive Income	Total	Non- controlling Interest	Total Equity
December 31, 2014		6,876	880	(1,400)	(20)	6,336		6,336
Earnings				276		276		276
Exchange differences on translation of foreign operations					15	15		15
Total Comprehensive Income				276	15	291		291
Transactions with shareholders of the Company
Preferred shares issued, net of issue costs	9		220			220		220
Dividend reinvestments	9	274				274		274
Debenture conversions	9	121				121		121
Share-based payment transactions	9	19				19		19
Dividends declared – common	9			(460)		(460)		(460)
Dividends declared – preferred	9			(35)		(35)		(35)
Total transactions with shareholders of the Company		414	220	(495)		139		139
September 30, 2015		7,290	1,100	(1,619)	(5)	6,766		6,766

December 31, 2013		5,972	391	(1,189)	(8)	5,166	5	5,171
Earnings and total comprehensive income				299		299		299
Transactions with shareholders of the company
Preferred shares issues, net of issue costs			491			491		491
Dividend reinvestments		238				238		238
Debenture conversions		268				268		268
Share-based payment transactions and other		19				19		19
Dividends declared – common				(417)		(417)		(417)
Dividends declared – preferred				(21)		(21)		(21)
Total transactions with shareholders of the Company		525	491	(438)		578		578
Disposal of subsidiary							(5)	(5)
September 30, 2014		6,497	882	(1,328)	(8)	6,043		6,043

See accompanying notes to the condensed consolidated interim financial statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(unaudited)

		3 Months Ended September 30		9 Months Ended September 30
($ millions)	Note	2015	2014	2015	2014
Cash provided by (used in)
Operating activities
Earnings		113	75	276	299
Adjustments for
Depreciation and amortization		69	54	184	161
Net finance costs	10	10	30	49	139
Share of loss of investments in equity accounted investees, net of tax		2	20	7	22
Income tax expense		30	21	168	128
Share-based compensation expense			24	21	45
Unrealized loss (gain) on commodity-related derivative financial instruments		3	(3)	9	(3)
Change in non-cash operating working capital		(18)	(13)	(27)	(47)
Other		27	6	41	13
Share-based compensation payment				(28)	(30)
Net interest paid		(21)	(14)	(54)	(53)
Taxes paid		(28)	(12)	(130)	(70)
Cash flow from operating activities		187	188	516	604

Financing activities
Bank borrowings		205		615
Repayment of loans and borrowings		(1)	(3)	(924)	(300)
Issuance of preferred shares			250	225	500
Issuance of medium term notes				1,200	600
Issue costs and financing fees		(1)	(4)	(17)	(17)
Exercise of stock options		3	11	7	18
Dividends paid (net of shares issued under the dividend reinvestment plan)		(76)	(69)	(217)	(196)
Cash flow from financing activities		130	185	889	605

Investing activities
Capital expenditures		(478)	(344)	(1,363)	(929)
Changes in non-cash investing working capital and other		12	28	(11)	32
Interest paid during construction		(14)	(13)	(45)	(30)
Recovery of assets or proceeds from sale		4		30	3
Contributions to equity accounted investees		(1)	(2)	(25)	(7)
Cash flow used in investing activities		(477)	(331)	(1,414)	(931)
Change in cash and cash equivalents		(160)	42	(9)	278
Cash and cash equivalents, beginning of period		204	287	53	51
Cash and cash equivalents, end of period		44	329	44	329

See accompanying notes to the condensed consolidated interim financial statements

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	REPORTING ENTITY

Pembina Pipeline Corporation ("Pembina" or the "Company") is an energy transportation and service provider domiciled in Canada. The condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any interests in associates and joint arrangements as at and for the three and nine months ended September 30, 2015. These Interim Financial Statements and the notes thereto have been prepared in accordance with IAS 34 – Interim Financial Reporting, and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2014. The Interim Financial Statements were authorized for issue by Pembina's Board of Directors on November 5, 2015.

Pembina owns or has interests in conventional crude oil, condensate and natural gas liquids ("NGL") pipelines, oil sands and heavy oil pipelines, gas gathering and processing facilities, an NGL infrastructure and logistics business and midstream services that span across its operations. The Company's assets are located in Canada and in the United States.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in the December 31, 2014 consolidated financial statements. Those policies have been applied consistently to all periods presented in these Interim Financial Statements, except as noted below.

New standards adopted in 2015

The following amendments to existing standards issued by the International Accounting Standards Board ("IASB") were adopted as of January 1, 2015, without any material impact to Pembina's Interim Financial Statements: IAS 24 Related Party Disclosures and IFRS 8 Operating Segments.

3.	DETERMINATION OF FAIR VALUES

A number of the Company's accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure based on methods as set out in the December 31, 2014 consolidated financial statements. These methods have been applied consistently to all periods presented in these Interim Financial Statements.

4.	PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Linefill and Other	Assets Under Construction	Total
Cost
Balance at December 31, 2014	148	3,419	3,276	795	1,211	8,849
Additions		264	278	47	760	1,349
Acquisition			4			4
Change in decommissioning provision		20	7			27
Capitalized interest		7			44	51
Transfers		167	376	55	(598)
Disposals and other		12	(5)	(20)	(9)	(22)
Balance at September 30, 2015	148	3,889	3,936	877	1,408	10,258

Depreciation
Balance at December 31, 2014	5	872	320	92		1,289
Depreciation		49	74	23		146
Disposals		(2)	(3)	(7)		(12)
Balance at September 30, 2015	5	919	391	108		1,423

Carrying amounts
December 31, 2014	143	2,547	2,956	703	1,211	7,560
September 30, 2015	143	2,970	3,545	769	1,408	8,835

Commitments

At September 30, 2015, the Company has contractual construction commitments for property, plant and equipment of $1,923 million (December 31, 2014: $1,978 million), excluding significant projects awaiting regulatory approval.

5.	LOANS AND BORROWINGS

This note provides information about the contractual terms of the Company's interest-bearing loans and borrowings, which are measured at amortized cost.

Carrying value, terms and conditions, and debt maturity schedule

					Carrying value
($ millions)	Available facilities at September 30, 2015	Nominal interest rate	Year of maturity		September 30 2015	December 31 2014
Operating facility(1)	30	prime + 0.45 or BA(2) + 1.45	2016	(3)
Revolving unsecured credit facility(1)	2,000	prime + 0.45 or BA(2) + 1.45	2020		205	510
Senior unsecured notes – Series C	200	5.58	2021		198	197
Senior unsecured notes – Series D	267	5.91	2019		266	266
Senior unsecured medium-term notes 1	250	4.89	2021		249	249
Senior unsecured medium-term notes 2	450	3.77	2022		448	448
Senior unsecured medium-term notes 3	450	4.75	2043		446	198
Senior unsecured medium-term notes 4	600	4.81	2044		596	596
Senior unsecured medium-term notes 5	450	3.54	2025		448

				Carrying value
($ millions)	Available facilities at September 30, 2015	Nominal interest rate	Year of maturity	September 30 2015	December 31 2014
Senior unsecured medium-term notes 6	500	4.24	2027	497
Finance lease liabilities and other				7	6
Total interest bearing liabilities	5,197			3,360	2,470
Less current portion				(5)	(4)
Total non-current				3,355	2,466

(1)	The nominal interest rate is based on the Company's credit rating at September 30, 2015.
(2)	Bankers' Acceptance.
(3)	Operating facility expected to be renewed on an annual basis.

On February 2, 2015, Pembina issued $600 million of senior unsecured medium-term notes conducted in two tranches consisting of $450 million in senior unsecured medium-term notes, Series 5, having a fixed coupon of 3.54 percent per annum, paid semi-annually, and maturing on February 3, 2025, and $150 million through the re-opening of its 4.75 percent medium-term notes, Series 3, due April 30, 2043.

On April 16, 2015, Pembina increased the available funds under its unsecured revolving credit facility to $2 billion and retained a $750 million accordion feature. The unsecured revolving credit facility maturity date was extended to May 2020 and the operating facility maturity date was extended to May 31, 2016.

On June 16, 2015, Pembina issued $600 million of senior unsecured medium-term notes conducted in two tranches consisting of $500 million in senior unsecured medium-term notes, Series 6, having a fixed coupon of 4.24 percent per annum, paid semi-annually, and maturing on June 15, 2027, and $100 million through the re-opening of its 4.75 percent medium-term notes, Series 3, due April 30, 2043.

All facilities are governed by specific debt covenants which Pembina was in compliance with at September 30, 2015 (December 31, 2014: in compliance).

6.	CONVERTIBLE DEBENTURES

($ millions, except as noted)	Series C – 5.75%	Series E – 5.75%	Series F – 5.75%	Total
Conversion price (dollars per share)	$28.55	$24.94	$29.53
Interest payable semi-annually in arrears on:	May 31 and November 30	June 30 and December 31	June 30 and December 31
Maturity date	November 30, 2020	December 31, 2017	December 31, 2018
Balance at December 31, 2014	229	20	142	391
Conversions	(112)	(6)	(1)	(119)
Unwinding of discount rate		4	1	5
Deferred financing fee (net of amortization)	6	3	1	10
Total convertible debentures at September 30, 2015	123	21	143	287
Less current portion	123	21		144
Total non-current			143	143

On August 27, 2015, Pembina announced its intention to redeem its Series C Debentures and its Series E Debentures on October 13, 2015. In each case, Pembina elected to satisfy the redemption of the Debentures through the issuance of common shares. As at September 30, 2015, the carrying value of the Series C Debentures and the Series E Debentures was $123 million and $21 million, respectively. On October 13, 2015, Pembina completed the redemption of the remaining outstanding Series C and Series E Debentures.

The Series F debentures may be converted at the option of the holder at a conversion price of $29.53 per common share at any time prior to maturity and may be redeemed by the Company. The Company may, at its option prior to December 31, 2016, elect to redeem the Series F debentures in whole or in part, provided that the volume weighted average trading price of the common shares on the TSX during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of redemption is given is not less than 125 percent of the conversion price of the Series F debentures. On or after December 31, 2016, the Series F debentures may be redeemed in whole or in part at the option of the Company at a price equal to their principal amount plus accrued and unpaid interest. Any accrued unpaid interest will be paid in cash.

The Company retains a cash conversion option on the Series F convertible debentures, allowing the Company to pay cash to the converting holder of the debentures, at the option of the Company. The conversion feature is recognized as an embedded derivative and accounted for as a derivative financial instrument, measured at fair value using an option pricing model.

7.	DECOMMISSIONING PROVISION

($ millions)	Total
Balance at December 31, 2014	410
Unwinding of discount rate	7
Change in rates	18
Additions	37
Change in estimates and other	(29)
Total	443
Less current portion (included in accrued liabilities)	(10)
Balance at September 30, 2015	433

The Company applied a 2 percent inflation rate per annum (December 31, 2014: 2 percent) and a risk-free rate of 2.21 percent (December 31, 2014: 2.33 percent) to calculate the present value of the decommissioning provision. Changes in the measurement of the decommissioning provision were added to, or deducted from, the cost of the related asset in property, plant and equipment. When a re-measurement reduction of the decommissioning provision is in excess of the carrying amount of the related asset, the amount is credited to depreciation expense. For the nine months ending September 30, 2015, $1 million was in excess of the carrying amount of the related asset and was credited to depreciation expense (December 31, 2014: $8 million).

8.	DEFERRED TAX

Effective July 1, 2015, the Alberta provincial corporate tax rate increased from 10% to 12%. This amendment was substantively enacted June 18, 2015. As a result, deferred tax expense and deferred tax liabilities increased $53 million for the nine months ended September 30, 2015.

9.	SHARE CAPITAL

Common Share Capital

($ millions, except as noted)	Number of Common Shares (thousands)	Common Share Capital
Balance at December 31, 2014	337,924	6,876
Dividend reinvestments	7,330	274
Debenture conversions	4,165	121
Share-based payment transactions	270	19
Balance at September 30, 2015	349,689	7,290

Preferred Share Capital

($ millions, except as noted)	Number of Preferred Shares (thousands)	Preferred Share Capital
Balance at December 31, 2014	36,000	880
Class A, Series 9 Preferred shares issued, net of issue costs	9,000	220
Balance at September 30, 2015	45,000	1,100

On April 10, 2015 Pembina issued 9 million cumulative redeemable rate reset class A preferred shares, Series 9 ("Series 9 Preferred Shares") for aggregate gross proceeds of $225 million.

Dividends on the Series 9 Preferred Shares are expected to be $0.2969 quarterly, or $1.1875 per share on an annualized basis, payable on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Pembina, for the initial fixed rate period to, but excluding, December 1, 2020.

Dividends

The following dividends were declared by the Company:

Nine Months Ended September 30 ($ millions)	2015	2014
Common shares
$1.3425 per qualifying share (2014: $1.2850)	460	417

Preferred shares
$0.79688 per qualifying Series 1 share (2014: $0.79688)	8	8
$0.88125 per qualifying Series 3 share (2014: $0.88125)	5	5
$0.93750 per qualifying Series 5 share (2014: $0.77570)	9	8
$0.84375 per qualifying Series 7 share (2014: $nil)	9
$0.46850 per qualifying Series 9 share (2014: $nil)	4
	35	21

On October 8, 2015, Pembina announced that the Board of Directors declared a dividend of $0.1525 per qualifying common share ($1.83 annualized) in the total amount of $54 million, payable on November 15, 2015 to shareholders of record on October 25, 2015. On the same date, Pembina announced that the Board of Directors had declared a quarterly dividend of $0.265625 per qualifying Series 1 preferred share, $0.29375 per qualifying Series 3 preferred share, $0.3125 per qualifying Series 5 preferred share, $0.28125 per qualifying Series 7 preferred share and $0.296875 per qualifying Series 9 preferred share in the total amount of $13 million payable on December 1, 2015 to shareholders of record on November 1, 2015.

10.	NET FINANCE COSTS

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2015	2014	2015	2014
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	22	11	52	44
Convertible debentures	17	8	31	26
Unwinding of discount rate	2	2	7	7
Loss in fair value of non-commodity-related derivative financial instruments		1	1	1
(Gain) loss on revaluation of conversion feature of convertible debentures	(30)	8	(40)	63
Foreign exchange gains and other	(1)		(2)	(2)
Net finance costs	10	30	49	139

11.	OPERATING SEGMENTS

3 Months Ended September 30, 2015 ($ millions)	Conventional Pipelines(1)(4)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)(3)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	159	52			(30)	181
Terminalling, storage and hub services				791		791
Gas services			54			54
Total revenue	159	52	54	791	(30)	1,026
Operating expenses	66	19	15	13	(2)	111
Cost of goods sold, including product purchases				682	(30)	652
Realized loss (gain) on commodity-related derivative financial instruments	1			(9)		(8)
Operating margin	92	33	39	105	2	271
Depreciation and amortization included in operations	24	4	9	30		67
Unrealized loss on commodity-related derivative financial instruments	2			1		3
Gross profit	66	29	30	74	2	201
Depreciation included in general and administrative					2	2
Other general and administrative	2		2	3	20	27
Other expense	6			11		17
Reportable segment results from operating activities	58	29	28	60	(20)	155
Net finance costs	1	1			8	10
Reportable segment earnings (loss) before tax and equity accounted investees	57	28	28	60	(28)	145
Share of loss of investment in equity accounted investees, net of tax				2		2
Capital expenditures	251	5	73	137	12	478

(1)	10 percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $17 million associated with U.S. midstream sales.
(3)	Pembina aggregates its NGL and crude oil midstream activities based on shared economic risk characteristics.
(4)	Conventional Pipelines revenue includes $2 million associated with U.S. pipeline transportation agreements.

3 Months Ended September 30, 2014 ($ millions)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)(3)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	128	52			(10)	170
Terminalling, storage and hub services				1,237		1,237
Gas services			38			38
Total revenue	128	52	38	1,237	(10)	1,445
Operating expense	55	17	15	11		98
Cost of goods sold, including product purchases				1,098	(11)	1,087
Realized gain on commodity-related derivative financial instruments	(1)			(3)		(4)
Operating margin	74	35	23	131	1	264
Depreciation and amortization included in operations	11	5	5	30		51
Unrealized gain on commodity-related derivative financial instruments				(3)		(3)
Gross profit	63	30	18	104	1	216
Depreciation included in general and administrative					3	3
Other general and administrative	3	1	3	10	36	53
Other expense		11		1	2	14
Reportable segment results from operating activities	60	18	15	93	(40)	146
Net finance costs	2	3			25	30
Reportable segment earnings (loss) before tax and equity accounted investees	58	15	15	93	(65)	116
Share of loss of investment in equity accounted investees, net of tax				20		20
Capital expenditures	163	10	59	102	10	344

(1)	Three percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $37 million associated with U.S. midstream sales.
(3)	Pembina aggregates its NGL and crude oil midstream activities based on shared economic risk characteristics.

9 Months Ended September 30, 2015 ($ millions)	Conventional Pipelines(1)(4)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)(3)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	465	157			(76)	546
Terminalling, storage and hub services				2,690		2,690
Gas services			157			157
Total revenue	465	157	157	2,690	(76)	3,393
Operating expenses	172	54	46	48	(4)	316
Cost of goods sold, including product purchases				2,369	(76)	2,293
Realized loss (gain) on commodity-related derivative financial instruments	1			(31)		(30)
Operating margin	292	103	111	304	4	814
Depreciation and amortization included in operations	62	13	24	76	1	176
Unrealized loss on commodity-related derivative financial instruments				9		9
Gross profit	230	90	87	219	3	629
Depreciation included in general and administrative					8	8
Other general and administrative	6	4	5	16	76	107
Other expense	7	(3)		10		14
Reportable segment results from operating activities	217	89	82	193	(81)	500
Net finance costs	2	1	1	(2)	47	49
Reportable segment earnings (loss) before tax and equity accounted investees	215	88	81	195	(128)	451
Share of loss of investment in equity accounted investees, net of tax				7		7
Capital expenditures	705	12	209	397	40	1,363

(1)	Nine percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $89 million associated with U.S. midstream sales.
(3)	Pembina aggregates its NGL and crude oil midstream activities based on shared economic risk characteristics.
(4)	Conventional Pipelines revenue includes $7 million associated with U.S. pipeline transportation agreements.

9 Months Ended September 30, 2014 ($ millions)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)(3)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	367	152			(35)	484
Terminalling, storage and hub services				4,207		4,207
Gas services			119			119
Total revenue	367	152	119	4,207	(35)	4,810
Operating expense	139	50	41	57	(3)	284
Cost of goods sold, including product purchases				3,681	(36)	3,645
Realized gain on commodity-related derivative financial instruments				(2)		(2)
Operating margin	228	102	78	471	4	883
Depreciation and amortization included in operations	25	13	15	101 (4)		154
Unrealized gain on commodity-related derivative financial instruments	(2)			(1)		(3)
Gross profit	205	89	63	371	4	732
Depreciation included in general and administrative					7	7
Other general and administrative	8	3	6	21	83	121
Other expense		11	1	2	2	16
Reportable segment results from operating activities	197	75	56	348	(88)	588
Net finance costs	4	3	1	1	130	139
Reportable segment earnings (loss) before tax and equity accounted investees	193	72	55	347	(218)	449
Share of loss of investment in equity accounted investees, net of tax				22		22
Capital expenditures	396	35	216	255	27	929

(1)	Four percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $153 million associated with U.S. midstream sales.
(3)	Pembina aggregates its NGL and crude oil midstream activities based on shared economic risk characteristics.
(4)	Includes impairment on non-core trucking related assets of $13 million.

12.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Fair values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Statements of Financial Position, are as follows:

	September 30, 2015			December 31, 2014
($ millions)	Carrying Value		Fair Value	Carrying value		Fair Value
Financial assets carried at fair value
Derivative financial instruments	11		11	52		52

Financial assets carried at amortized cost
Cash and cash equivalents	44		44	53		53
Trade receivables and other(2)	493		493	447		447
	537		537	500		500

Financial liabilities carried at fair value
Derivative financial instruments(2)	43		43	117		117

Financial liabilities carried at amortized cost
Trade payables and accrued liabilities	550		550	550		550
Taxes payable				58		58
Dividends payable	53		53	49		49
Loans and borrowings(2)	3,360		3,407	2,470		2,590
Convertible debentures(2)	287	(1)	333	391	(1)	592
	4,250		4,343	3,518		3,839

(1)	Carrying value excludes conversion feature of convertible debentures.
(2)	Carrying value of current and non-current balances.

CORPORATE INFORMATION

HEAD OFFICE

Pembina Pipeline Corporation

Suite 4000, 585 – 8th Avenue SW

Calgary, Alberta T2P 1G1

Phone: (403) 231-7500

AUDITORS

KPMG LLP

Chartered Professional Accountants

Calgary, Alberta

TRUSTEE, REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada

Suite 600, 530 – 8th Avenue SW

Calgary, Alberta T2P 3S8

1-800-564-6253

STOCK EXCHANGE

Pembina Pipeline Corporation

Toronto Stock Exchange listing symbols for:

Common shares: PPL

Convertible debentures: PPL.DB.F

Preferred shares: PPL.PR.A, PPL.PR.C, PPL.PR.E, PPL.PR.G, PPL.PR.I

New York Stock Exchange listing symbol for:

Common shares: PBA

INVESTOR INQUIRIES

Phone:	(403) 231-3156
Fax:	(403) 237-0254
Toll Free:	1-855-880-7404
Email:	investor-relations@pembina.com
Website:	www.pembina.com